

October 2, 2014

Via Email
Ildiko Rozsa
Chief Financial Officer
Power of the Dream Ventures, Inc.
1095 Budapest
Soroksari ut 94-96
Hungary

> **Re: Power of the Dream Ventures, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed April 14, 2014**
> **File No. 0-52289**

Dear Ms. Rozsa:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note you have requested confidential treatment for the valuation report of Genetic Immunity, Inc. in response to prior comment 3 in our letter to you dated September 3, 2014. Please note that if you wish to request confidential treatment for a portion of your response material, you must follow the guidance in Rule 83.

2.   Please note that all future correspondence with us should be provided in or translated to English.

Ildiko Rozsa
Power of the Dream Ventures, Inc.
October 2, 2014
Page 2

Financial Statements, page F-1

Note 1- General Information, page F-13

3. We have read your response to prior comment 3. Please provide us with a copy of the valuation report or other documentation of the valuation methods and calculation for Genetic Immunity, Inc. at the acquisition date that resulted in the fair value of approximately $25 million, including a discussion of the basis for significant assumptions, in English.

Note 5 – Intangibles and Fixed Assets, page F-25

4. We have read your response to prior comment 4. Please provide us with the independent valuation report of your intangible assets in the amount of $30 million as of the most recent date performed, including a discussion of the basis for significant assumptions, in English.

    In addition, your disclosure under this heading states that your annual impairment test is carried out on a discounted cash flow basis. However, the net cash flows presented in the forecast submitted with your response material for years 2015 through 2017 in the amounts of $3.4 million, $17 million and $32.2 million, respectively, appear to be undiscounted. Please explain.

    You may contact Tracie Towner, Staff Accountant, at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

                                        Sincerely,

                                        /s/ Terence O'Brien

                                        Terence O'Brien
                                        Branch Chief